UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49362

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SPENCER CLARKE LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Lincoln Road Suite 500
(No. and Street)

Miami Beach	Florida	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reid Drescher	(212) 446-6111	rdrescher@spencerclarke.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>REID DRESCHER</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>SPENCER CLARKE LLC</u> , as of <u>3/31</u> , 2 <u>024</u> ,is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JALMAR VEGA
Notary Public - State of Florida
Commission # HH 183062
My Comm. Expires Oct 7, 2025

Notary Public



Signature:

Title:
PRESIDENT|CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.1Sc3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(.3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPENCER CLARKE LLC
Financial Statements and Supplemental Schedules
For the fiscal year ended March 31, 2024

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

(These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.)

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Spencer Clarke LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Spencer Clarke LLC's financial statements. The supplemental information is the responsibility of Spencer Clarke LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2016.

Maitland, Florida

May 31, 2024

SPENCER CLARKE LLC
Financial Statements
Statement of Financial Condition
March 31, 2024

ASSETS		
Cash	$	68,989
Accounts receivable		52,000
Prepaid deposits and expenses		11,635
TOTAL ASSETS	$	132,624
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions payable		14,000
Accounts payable, accrued expenses and other liabilities		6,256
TOTAL LIABILITIES	$	20,256
MEMBER'S EQUITY		112,368
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	132,624

The accompanying notes are an integral part of these financial statements.

SPENCER CLARKE LLC
Statement of Operations
For the fiscal year ended March 31, 2024

REVENUE	
Investment banking and advisory revenue	$ 104,110
Retainer fees	44,000
Total revenue	148,110
EXPENSES	
Compensation	14,000
Professional service fees	40,901
Technology, data and communications	6,116
Occupancy and equipment	11,415
Regulatory fees	10,585
Other expenses	507
Total expenses	83,524
NET INCOME	$ 64,586

The accompanying notes are an integral part of these financial statements.

SPENCER CLARKE LLC
Statement of Changes in Member's Equity
For the fiscal year ended March 31, 2024

BALANCE AT MARCH 31, 2023	$	77,782
Capital contributions		10,000
Distributions of capital		(40,000)
Net income		64,586
BALANCE AT MARCH 31, 2024	$	112,368

SPENCER CLARKE LLC
Statement of Cash Flows
For the fiscal year ended March 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	64,586
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable		(52,000)
Commissions payable		14,000
Prepaid deposits and expenses		(1,774)
Accounts payable, accrued expenses and other liabilities		1,923
Due to related parties		(274)
Total adjustments to reconcile net income to net cash provided by operations		(38,125)
Net cash provided by operating activities		26,462
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		10,000
Distributions of capital		(40,000)
Net cash used in financing activities		(30,000)
NET DECREASE IN CASH		(3,538)
CASH AT BEGINNING OF YEAR		72,527
CASH BALANCE AT END OF YEAR	$	68,989

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	-
Income taxes	$	-

1. **Organization and Nature of Business**

Spencer Clarke LLC (The "Company'), a Limited Liability Company, is a Company registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is wholly owned by Spencer Clarke Management LLC ("SCM"). The Company earns consulting and advisory fees from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of March 31, 2024 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At March 31, 2024, the Company had no cash equivalents.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosure in the March 31, 2024 financial statements.

Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset. As of March 31, 2024, the net book value of property and equipment was zero.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended March 31, 2024. Any tax returns for the years ended March 31, 2020 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Accounts Receivable

The Company may occasionally have accounts receivable associated with agreements executed with independent external parties. Under certain circumstances, discernment is crucial in establishing the suitable timing and measurement of progress for revenue recognition within a particular contract. Consequently, the Company conducts continuous credit assessments of its customers' financial conditions and assesses the delinquency status of accounts receivable to foresee potential losses arising from customers who might default on their payments. Anticipated losses resulting from customers who may default on their payment obligations is recorded in allowance for doubtful accounts.

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue

Revenue Recognition, continued

based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Retainer Fee Revenue

In certain engagements, the Company assesses nonrefundable retainer fees. These fees may be up-front payments made solely for the client's engagement or fees related to a defined period, ranging from a single payment to recurring payments over the contract's duration. The length of these periods varies depending on the engagement. Retainer fees are apportioned over the period covered by the retainer and are considered earned when performance obligations are satisfied. The Company evaluates its nonrefundable retainer fees to ensure they relate to the transfer of a good or service as a distinct performance obligation in exchange for the retainer.

Advisory Revenue

The Company earns consulting and advisory fees by providing investment banking services. These services include participating in private placement offerings and offering merger and acquisition, financial advisory, and general corporate consulting services to companies. The Company may receive fees for successful closings of merger and acquisition transactions or similar deals. The fee amount is stipulated in the engagement contract with the client and is typically calculated as a percentage of the transaction amount or as a fixed fee. Advisory fees are recognized at the point in time when performance under the arrangement is completed, which is the closing date of the transaction.

Retainers and other fees received from customers before the revenue is earned are recorded as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue balance at March 31, 2024.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace).

The Company's financial assets and liabilities are presented in the Statement of Financial Condition at carrying amounts that closely reflect their fair values due to their short-term nature.

3. Revenue

Revenue is generated mainly from fees earned for providing strategic guidance, financial analysis, and transaction support to clients engaged in mergers, acquisitions, and other corporate transactions. Revenue consisted of the following for the fiscal year ended March 31, 2024:

Revenue		
Investment banking and advisory revenue	$	104,110
Retainer revenue		44,000
Total revenue	$	148,110

4. Accounts Receivable

As of March 31, 2024, the company held $52,000 in accounts receivable from executed contracts with customers and this amount is disclosed in the Statement of Financial Condition. Based on the nature, contractual life and the creditworthiness of the customer, the Company considers these receivables to be fully collectible.

5. Prepaid Deposits and Expenses

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of March 31, 2024, the Company's prepaid deposits and expenses totaled $11,636 and is disclosed in the Statement of Financial Condition.

6. Furniture and Equipment, net

Property and equipment is fully depreciated and consist of the following at March 31, 2024:

Furniture and Equipment, net		
Furniture and equipment	$	143,701
Less: accumulated depreciation		(143,701)
Total furniture and equipment, net	$	-

Depreciation expense was $0 for the year ended March 31, 2024.

7. Related Parties

The Company is a wholly owned subsidiary of Spencer Clarke Management (Parent). During the fiscal year ended March 31, 2024, the Company paid $1,615 to the Parent for invoices that were initially paid by the Parent on the Company's behalf. As of March 31, 2024, there were no amounts due to related parties.

8. **Lease Obligations**

As of March 31, 2024, the Company's current lease had a remaining term of one month, with an option to extend for additional terms at the Company's discretion. Since the exercise of lease renewal options is not reasonably certain and the lease has a term of less than 12 months, it is considered a short-term lease and therefore is not recorded on the Statement of Financial Condition. However, lease expense is included in occupancy and equipment on the Statement of Income, with recorded expenses totaling $11,415 as of March 31, 2024. The Company's remaining lease payment, with the term ending on April 30, 2024, is $1,032.

9. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of March 31, 2024, the Company possessed a net allowable capital of $62,733 exceeding the required minimum net capital by $57,733. The ratio of aggregate indebtedness to net capital at the same date stood at 32.29%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending March 31, 2024, without exception.

10. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of March 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

11. **Member's Equity**

During the fiscal year ending on March 31, 2024, the Company received a capital contribution in the amount of $10,000 from the Parent. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date unless expressly authorized in writing by FINRA.

11. **Member's Equity, continued**

The restrictions on contributions made to the Company during the fiscal year ended March 31, 20024 are scheduled to expire in December 2024. However, the Company retains the authority to withdraw profits earned during this restricted time period.

During the fiscal year ending on March 31, 2024, the Company distributed $40,000 to its Parent utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. The distributions had a noteworthy impact on the Company's capital structure for the reporting period.

12. **Risk Factors**

Cash

Cash is securely held in an account at a depository bank, with the additional safeguard of being insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. This insurance coverage ensures that, in the event of unforeseen circumstances or financial challenges faced by the depository bank, the company is protected up to the specified limit. As of March 31, 2024, the cash on deposit remained within the FDIC-insured limit, mitigating credit risk associated with cash holdings.

Accounts Receivable

Credit risk associated with outstanding receivables with customers constitutes the potential hazard of nonpayment by the counterparty. In the realm of financial transactions, the company is exposed to the risk that its counterparties may fail to fulfill their payment obligations. To proactively manage this risk, the company engages in continuous credit evaluations of its customers, scrutinizing their financial conditions thoroughly. This involves a comprehensive assessment of the creditworthiness of counterparties to gauge their ability to meet their financial commitments.

Rising Interest Rates

The significant increase in interest rates by the Federal Reserve, aimed at curbing uncontrolled inflation, presented substantial challenges for financial markets throughout the year. Amidst this uncertainty, decision-making, particularly in substantial transactions like M&A, is impacted. The prevailing rationale suggests that an uncertain market environment may favor smaller deals over larger ones. Additionally, the heightened interest rates are prompting considerations for alternative financing and capital structuring.

This shift in financial dynamics may result in accounting complexities, including potential modifications or terminations of contracts, as companies strive to adapt their business models and mitigate risks. Consequently, the company faces potential vulnerability to a negative impact, contingent upon highly uncertain developments that currently elude precise prediction.

Business Concentrations

During the period ended March 31, 2024, the Company received advisory fee revenue from four customers with the top two representing 35.1% and 27.6% of revenue received, respectively. This concentration exposes the company to potential risks associated with dependencies on a limited customer base.

13. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended March 31, 2024.

14. **Subsequent Events**

In April 2024, the Company disbursed $150,00 in earned profits to its Parent. Apart from this transaction, management has evaluated all events or transactions that occurred after March 31, 2024, through the date of the issued financial statements and found no further material subsequent events necessitating recording or disclosure in the March 31, 2024 financial statements.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2024

SPENCER CLARKE LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

For the fiscal year ended March 31, 2024

Computation of Net Capital

Member's Equity	$	112,368
Non-Allowable Assets		(49,635)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	62,733

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,350
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	57,733

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	20,256
Percentage of Aggregate Indebtedness to Net Capital		32.29%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of March 31, 2024 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on April 15, 2024.

SPENCER CLARKE LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2024

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to footnote 74 of SEC Release 34-70073.

SPENCER CLARKE LLC

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the fiscal year ended March 31, 2024

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

SPENCER CLARKE LLC

<u>**Supplementary Customer Protection Exemption Report**</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the fiscal year ended March 31, 2024



Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130   Certified Public Accountants   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Spencer Clarke LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Spencer Clarke LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Spencer Clarke LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer Clarke LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 31, 2024

Spencer Clarke LLC

Investment Banking
MEMBER FINRA • SIPC
1111 Lincoln Road Suite 500
Miami Beach, Florida 33154
(P) 305-600-3268 • (F) 212-446-6191
www.spencerclarke.com

Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
For the fiscal year ended March 31, 2024

Re: 17C.F.R. § 240.15c3-3(k)

Spencer Clarke LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a 5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    (1) private placement of securities, (2) corporate finance services including mergers and acquisitions, (3) recapitalizations, (4) valuations, (5) fairness opinions, and (6) business and strategic advice.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Spencer Clarke LLC

I, Reid Drescher, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.



Reid Drescher
President | CFO